EXHIBIT 99.1

Northern Dynasty comments on one year anniversary of appeal submission and recent predictions of significant increases in the price of copper coming in light of supply/demand imbalances

January 19, 2022 Vancouver – Northern Dynasty Minerals Ltd. (TSX: NDM; NYSE American: NAK) ("Northern Dynasty" or the "Company") comments on passing the one year anniversary of submitting the Administrative appeal to the U.S. Army Corps of Engineers (“USACE”) on January 19, 2021 regarding the Pebble Project in Southwest Alaska, and on recent increases in copper price estimates by several large U.S. banking institutions.

“We continue to approach the USACE to see if they require additional information or have a decision on whether a site visit is needed, and while we are being told that the USACE is working diligently on our file, it has now been a year without discernable progress in terms of a decision. We would take significantly more comfort if we could actually see signs of progress,” said Ron Thiessen, President and CEO of Northern Dynasty. “In the meantime, we are not idle. While awaiting a decision from the USACE, we continue to assess legal options to address the many possible outcomes from their decision. We are also studying the positive economic benefits of our project for Alaska and the U.S. The Pebble project is too important to be stifled by regulatory inaction.”

Significantly higher copper prices predicted by major banks

Northern Dynasty is heartened by the growing calls for increasing copper production from leaders in the industry. Goldman Sachs recently increased the Bank’s forecast for copper to US$12,000/mt (approx. US$5.40/lb), seeing 20%+ upside this year, as the metal is forecast to reach all-time highs over the coming 12 months. Bank of America expects copper to reach US$20,000/mt by 2025 due to an expected supply/demand imbalance.1

“We echo recent comments from Goldman Sachs, Bank of America and BlackRock that higher prices in the near term are the likely outcome of the looming supply deficit for copper at a time of growing demand. The reality is that without copper you cannot create electricity, transport it, or convert the electric energy into usable kinetic energy in end-use applications. The amount of copper required to enable a successful global energy transition to a zero-carbon economy is enormous, and the only realistic way to meet this demand is to increase production,” said Thiessen.

“It appears to me that the loudest voices expressing concerns about the impacts of climate change and the desperate need for action are also the loudest voices opposing any mining whatsoever in the United States.  That isn’t just incomprehensible, it is impossible.  The fact is that about 80% of all copper ever produced is still in use, so the suggestion that we can simply obtain 100% of new supply needed, effectively as much copper that has ever been produced, from recycling 20% of historic production is a physical and mathematical fantasy,” Thiessen added.

Where will the needed copper come from?

“The world’s largest exporter of copper, Chile, has elected a new president who has vowed to curtail mining. Russia is a large exporter of copper. China has invested heavily in new copper projects in Africa. Does relying on these countries to ensure the important global energy transition sound like a recipe for success?” Thiessen added. “The U.S. has significant copper resources within its borders, all it needs to do is develop them.”

About Northern Dynasty Minerals Ltd.

Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada. Northern Dynasty's principal asset, owned through its wholly owned Alaska-based U.S. subsidiary, Pebble Limited Partnership, is a 100% interest in a contiguous block of 1,840 mineral claims in Southwest Alaska, including the Pebble deposit, located 200 miles from Anchorage and 125 miles from Bristol Bay. The Pebble Partnership is the proponent of the Pebble Project, an initiative to develop one of the world's most important mineral resources.

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1 Copper up 3%, closing in on all-time highs, Nathan Allen, Seeking Alpha, Jan. 12, 2022

For further details on Northern Dynasty and the Pebble Project, please visit the Company's website at www.northerndynastyminerals.com or contact Investor services at (604) 684-6365 or within North America at 1-800-667-2114. Review Canadian public filings at www.sedar.com and U.S. public filings at www.sec.gov.

Ronald W. Thiessen

President & CEO

U.S. Media Contact:

Dan Gagnier, Gagnier Communications (646) 569-5897

Forward Looking Information and other Cautionary Factors

This release includes certain statements that may be deemed "forward-looking statements" under the United States Private Securities Litigation Reform Act of 1995 and under applicable provisions of Canadian provincial securities laws. All statements in this release, other than statements of historical facts, which address permitting, development and production for the Pebble Project are forward-looking statements. These include statements regarding (i) the timing of the appeal process and the ability to successfully appeal the negative Record of Decision and secure the issuance of a positive Record of Decision by the USACE, (ii) the political and public support for the permitting process, (iii) the ability of the Pebble Project to ultimately secure all required federal and state permits, (iv) future metals prices, including the price of copper, (v) the right-sizing and de-risking of the Pebble Project, (vi) the design and operating parameters for the Pebble Project mine plan, including projected capital and operating costs, (vii) exploration potential of the Pebble Project, (viii) future demand for copper and gold, (ix) the potential addition of partners in the Pebble Project, (x) if permitting is ultimately secured, the ability to demonstrate that the Pebble Project is commercially viable, (xi) the EPA’s Proposed Determination process under the CWA and the impact of this process on the ability of the Pebble Partnership to develop the Pebble Project, and (xii) the ability and timetable of NDM to develop the Pebble Project. Although NDM believes the expectations expressed in these forward-looking statements are based on reasonable assumptions, such statements should not be in any way be construed as guarantees that the Pebble Project will secure all required government permits, establish the commercial feasibility of the Pebble Project, achieve the required financing or develop the Pebble Project.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by NDM as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies.  Assumptions used by NDM to develop forward-looking statements include the following assumptions, all of which are subject to risks (i) the Pebble Project will ultimately obtain all required environmental and other permits and all land use and other licenses, (ii) any feasibility studies prepared for the development of the Pebble Project will be positive, (iii) NDM’s estimates of mineral resources will not change, and NDM will be successful in converting mineral resources to mineral reserves, (iv) NDM will be able to establish the commercial feasibility of the Pebble Project, (v) NDM will be able to secure the financing required to develop the Pebble Project, and (vi) any action taken by the EPA in connection with the Proposed Determination will ultimately not be successfully in restricting or prohibiting development of the Pebble Project. The likelihood of future mining at the Pebble Project is subject to a large number of risks and will require achievement of a number of technical, economic and legal objectives, including (i) obtaining necessary mining and construction permits, licenses and approvals without undue delay, including without delay due to third party opposition or changes in government policies, (ii) finalization of the mine plan for the Pebble Project, (iii) the completion of feasibility studies demonstrating that any Pebble Project mineral resources that can be economically mined, (iv) completion of all necessary engineering for mining and processing facilities, (v) the ability of NDM to secure a partner for the development of the Pebble Project, and (vi) receipt by NDM of significant additional financing to fund these objectives as well as funding mine construction, which financing may not be available to NDM on acceptable terms or on any terms at all. NDM is also subject to the specific risks inherent in the mining business as well as general economic and business conditions, such as the current uncertainties with regard to COVID-19. Investors should also consider the risk factors identified in its Annual Information Form for the year ended December 31, 2020, as filed on SEDAR and included in the Company’s annual report on Form 40-F filed by the Company with the SEC on EDGAR, and the Company’s Management Discussion and Analysis for the nine months ended September 30, 2021, as filed on SEDAR and EDGAR, for a discussion of the risks that may impact our forward-looking statements.

The National Environment Policy Act Environmental Impact Statement process requires a comprehensive “alternatives assessment” be undertaken to consider a broad range of development alternatives, the final project design and operating parameters for the Pebble Project and associated infrastructure may vary significantly from that currently contemplated.

For more information on the Company, Investors should review the Company's filings with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedar.com.

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